EXHIBIT 12.1

R. R. Donnelley & Sons Company

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	Six Months Ended June 30, 2005	Years Ended December 31,
		2004	2003	2002	2001	2000
Earnings available for fixed charges:
Earnings from continuing operations before income taxes, minority interest and cumulative effect of change in accounting principle	$323.6	$356.8	$228.4	$167.4	$79.1	$448.6
Less/add: Equity (income) loss of minority-owned companies	0.5	(0.6)	(2.7)	(5.6)	1.0	3.1
Add: Dividends received from investees under the equity method	—	—	1.0	0.1	0.8	1.8
Less/add: Minority interest (income) loss in majority-owned subsidiaries	0.5	0.7	(0.1)	(0.7)	—	0.2
Add: Fixed charges before capitalized interest	63.4	119.4	69.3	80.8	88.8	106.0
Add: Amortization of capitalized interest	3.2	6.8	7.0	7.2	7.5	7.7

Total earnings available for fixed charges	$391.2	$483.1	$302.9	$249.2	$177.2	$567.4

Fixed charges:
Interest expense(1)	$44.8	$85.9	$51.4	$62.7	$70.6	$87.7
Interest portion of rental expense	18.6	33.5	17.9	18.1	18.2	18.3

Total fixed charges before capitalized interest	63.4	119.4	69.3	80.8	88.8	106.0
Capitalized interest	2.0	2.2	3.1	5.3	3.1	4.6

Total fixed charges	$65.4	$121.6	$72.4	$86.1	$91.9	$110.6

Ratio of earnings to fixed charges	5.98	3.97	4.18	2.89	1.93	5.13

(1)	Includes amortization of discount related to indebtedness.